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                            July 28, 2021

       Melissa Cougle
       Chief Financial Officer
       Frank's International N.V.
       Mastenmakersweg
       1786 PB Den Helder
       The Netherlands

                                                        Re: Frank's
International N.V.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 19, 2021
                                                            File No. 333-255496

       Dear Ms. Cougle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information Notes to Pro Forma Condensed Combined Financial Statements
       4. Estimated Preliminary Merger Consideration and the Preliminary Purchase Price Allocation,
       page 171

   1. We note you decreased the fair value of Frank's intangible assets in the pro forma financial statements
from $179.7 million to $89.7 million. Please explain in reasonable detail the additional
information identified and analysis performed, including assumptions used and clarification
as to why you no longer believe customer relationships should be recognized, that
supports the $90 million reduction to the fair value of the intangible assets since your last
amendment. In addition, please confirm you will use the most recent
 Melissa Cougle
Frank's International N.V.
July 28, 2021
Page 2
       stock price for purposes of determining the consideration to be transferred in future amendments.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin,
Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameMelissa Cougle
                                                             Division of
Corporation Finance
Comapany NameFrank's International N.V.
                                                             Office of Energy &
Transportation
July 28, 2021 Page 2
cc:       Michael S. Telle
FirstName LastName